

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

Re: **Wells Fargo Commercial Mortgage Trust 2013-LC12**
WFRBS Commercial Mortgage Trust 2013-C14
Forms 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File Nos. 333-172366-08 and 333-172366-07

Dear Mr. Sfarra:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of Wells Fargo Commercial Mortgage Trust 2013-LC12 and WFRBS Commercial Mortgage Trust 2013-C14

Item 15(a) – Exhibits

1.   We note that you have filed as separate exhibits identical reports on assessment of compliance with servicing criteria, corresponding auditor's attestation reports, and servicer compliance statements for Rialto Capital Advisors, LLC and Wells Fargo Bank, N.A. (in various capacities). While we understand that, in each case, one exhibit was filed in the respective entity's capacity under one transaction while the duplicate exhibit was filed in such entity's capacity with respect to certain pari passu loan combinations under the other transaction, such duplicate exhibits appear to cover the same platform and provide investors with no new information. Please confirm that, in future filings for these

and any other transactions for which you act as depositor, you will not include duplicate exhibits if the applicable exhibit does not provide investors with additional information.

Exhibit 31

2. We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case: the title of the certification includes language that is not part of Item 601(b)(31)(ii); the introductory sentence includes the title of the certifying individual; the first paragraph replaces the word "report" with "annual report," does not identify the issuing entity and makes certain modifications to the language set forth in Item 601(b)(31)(ii); and the fourth paragraph omits certain language otherwise set forth in Item 601(b)(31)(ii). Please confirm that, in future filings for these and any other transactions for which you act as depositor, the certification you file will be revised so that the identification of the certifying individual does not include the individual's title and the certification will follow the specific form and content of Item 601(b)(31)(ii).

Form 10-K of Wells Fargo Commercial Mortgage Trust 2013-LC12

Item 15(a) – Exhibits

3. We note that you have filed as Exhibit 33.4 and Exhibit 34.4, respectively, the assessment of compliance with servicing criteria and corresponding auditor's attestation report for Pentalpha Surveillance, LLC, as trust advisor for the White Marsh Mall loan combination. Please amend your Form 10-K to include explanatory language clarifying that this loan combination (including the portion that is an asset of Wells Fargo Commercial Mortgage Trust 2013-LC12) is serviced pursuant to the pooling and servicing agreement for the WFRBS Commercial Mortgage Trust 2013-C14 transaction, for which Pentalpha Surveillance acts as trust advisor.

4. We note that you previously filed as Exhibit 99.4 to your current report on Form 8-K, filed July 30, 2013 (relating to the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction), the pooling and servicing agreement for the WFRBS Commercial Mortgage Trust 2013-C14 transaction pursuant to which the White Marsh Mall loan combination is serviced. This agreement is not referenced on the exhibit list in your Form 10-K. Please amend your Form 10-K to incorporate this agreement by reference and include, as appropriate, explanatory language clarifying how this agreement relates to the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction. Please also confirm that, in future filings for securitizations that include loan combinations that are serviced pursuant to other pooling and servicing agreements, you will incorporate by reference into the related Form 10-K such other pooling and servicing agreements.

Form 10-K of WFRBS Commercial Mortgage Trust 2013-C14

Item 15(a) – Exhibits

5.   We note that the prospectus supplement, dated May 23, 2013 (relating to the WFRBS
         Commercial Mortgage Trust 2013-C14 transaction), identifies Prudential Asset
         Resources, Inc. as primary servicer with respect to the mortgage loans sold to the issuing
         entity by Liberty Island Group I LLC, which constituted 7.5% of the cut-off date pool
         balance. With a view towards disclosure, please explain why the Form 10-K does not
         include a report from Prudential Asset Resources on its assessment of compliance with
         servicing criteria applicable to it and a corresponding attestation report from an
         independent auditor regarding the assessment of compliance.

6.   We note that you previously filed as Exhibit 99.7 to your current report on Form 8-K,
         filed June 5, 2013 (relating to the WFRBS Commercial Mortgage Trust 2013-C14
         transaction), the primary servicing agreement, dated as of June 1, 2013, between Wells
         Fargo Bank, N.A., as master servicer, and Prudential Asset Resources, Inc., as primary
         servicer. This agreement is not referenced on the exhibit list in your Form 10-K. Please
         amend your Form 10-K to incorporate this agreement by reference.

7.   We note that you have filed as Exhibit 33.3 and Exhibit 34.3, respectively, the assessment
         of compliance with servicing criteria and corresponding auditor's attestation report for
         Park Bridge Lender Services LLC, as trust advisor for the Cumberland Mall loan
         combination and the 100 & 150 South Wacker Drive loan combination. Please amend
         your Form 10-K to include explanatory language clarifying that these loan combinations
         (including the portions that are assets of WFRBS Commercial Mortgage Trust 2013-C14)
         are serviced pursuant to the pooling and servicing agreement for the Wells Fargo
         Commercial Mortgage Trust 2013-LC12 transaction, for which Park Bridge Lender
         Services acts as trust advisor.

8.   We note that you previously filed as Exhibit 99.8 to your current report on Form 8-K/A,
         filed October 15, 2013 (relating to the WFRBS Commercial Mortgage Trust 2013-C14
         transaction), the pooling and servicing agreement for the Wells Fargo Commercial
         Mortgage Trust 2013-LC12 transaction pursuant to which the Cumberland Mall loan
         combination and the 100 & 150 South Wacker Drive loan combination are serviced. This
         agreement is not referenced on the exhibit list in your Form 10-K. Please amend your
         Form 10-K to incorporate this agreement by reference and include, as appropriate,
         explanatory language clarifying how this agreement relates to the WFRBS Commercial
         Mortgage Trust 2013-C14 transaction.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Jeff Blake, Esq.
        Wells Fargo Commercial Mortgage Securities, Inc.

        David S. Burkholder, Esq.
        Cadwalader, Wickersham & Taft LLP